Filed Pursuant to Rule 253(g)(2)

File No. 024-11753

Offering Circular Supplement

Dated June 3, 2022

An Offering Statement pursuant to Regulation A relating to these securities has been filed by SFLMaven Corp., a Wyoming corporation, with the Securities and Exchange Commission (“SEC”). The Offering Statement was Qualified on January 26, 2022.

This Offering Supplement covers a change in the offering price of a portion of the shares offered from $0.0008 per share to $0.00064 per share. This change affects only the dilution and gross proceeds.

The following information supersedes and replaces the table on the cover page of the Offering Circular:

Title of Securities Offered	Number of Shares	Price to Public	Commissions (1)	Proceeds to Company (2)
Common Stock	2,000,000,000	$0.00064	$-0-	$1,399,400

(1) (2)

We may offer the Offered Shares through registered broker-dealers and we may pay finders. However, information as to any such broker-dealer or finder shall be disclosed in an amendment to this Offering Circular.

Total maximum calculations take into account the sale of 746,250,000 Offered Shares at $0.0008, a total of $597,000 of proceeds, previously sold under this offering. As of the date of this Supplement, 1,253,750,000 Offered Shares, or $802,400, remain to be sold in this offering, which, when taken together with all sales of Offered Shares through the date of this Supplement, is less than the rolling 12-month maximum offering amount of $20,000,000 allowable under Regulation A for Tier 1 issuers. Further, the total maximum calculations do not account for the payment of expenses of this offering estimated at $25,000. See “Plan of Distribution.”

We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the Offering Statement in which such Final Offering Circular was filed may be obtained.